FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15b - 16 of
                       The Securities Exchange Act of 1934

               For the month of          June               , 2002
                                ---------------------------

                            Indo-Pacific Energy Ltd.

                 (Translation of registrant's name into English)

         Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand

                    (Address of Principal executive offices)

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F     X     Form 40-F
                                        -----               -----

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes           X     No
                      -----               -----

   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.
                                              -------

                                       SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Indo-Pacific Energy Ltd.
                                        ------------------------
                                        (Registrant)

Date:   4th June 2002                   /s/ David Bennett
                                        ------------------------
                                        (Signature)

                                        David Bennett
                                        ------------------------
                                        (Name)

                                        Director
                                        ------------------------
                                        (Title)

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This is the form of material change report required under section 85(1) of the
Securities Act.

                                 FORM 53-901.F
                                 -------------

                                Securities Act
                                --------------

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.        Reporting Issuer
               ----------------

               Indo-Pacific Energy Ltd.
               284 Karori Rd
               Karori
               New Zealand

Item 2.        Date of Material Change
               -----------------------

               On or about May 28, 2002

Item 3.        Press Release
               -------------

               May 28, 2002 Wellington, New Zealand

Item 4.        Summary of Material Change
               --------------------------

               Indo-Pacific Energy Ltd Announces New Zealand Drilling Activities Update.

               Wellington, New Zealand - May 28, 2002-- /PRNewswire/-- Indo Pacific Energy Ltd. (INDOF) advises that the Waingaromia-2 well in permit PEP 38330, East Coast Basin, has now reached its TD of 1647 feet (502m). Despite evidence for presence of gas over an extended interval in the well, with both gas and oil shows associated with fractures, there is no producible sandstone reservoir, and the steep dips indicate the well is not on structure. This well is, therefore, being plugged and abandoned. Future work in this permit area is yet to be decided, but will probably concentrate on the eastern area of the permit, where there is better evidence for reservoir development.


Item 5.        Full Description of Material Change
               -----------------------------------

               Indo-Pacific Energy Ltd Announces New Zealand Drilling Activities Update.

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Page 2

               Wellington, New Zealand - May 28, 2002-- /PRNewswire/-- Indo-Pacific Energy Ltd. (INDOF) advises that the Waingaromia-2 well in permit PEP 38330, East Coast Basin, has now reached its TD of 1647 feet (502m). Despite evidence for presence of gas over an extended interval in the well, with both gas and oil shows associated with fractures, there is no producible sandstone reservoir, and the steep dips indicate the well is not on structure. This well is, therefore, being plugged and abandoned. Future work in this permit area is yet to be decided, but will probably concentrate on the eastern area of the permit, where there is better evidence for reservoir development.

               The Huinga-1B well in onshore Taranaki permit is drilling ahead in 8 " hole at a depth of 13460 feet. The well has yet to penetrate the basement overthrust block, in which some oil and gas shows associated with fractures have been observed at various levels.

               The Goldie-1 well has now been reopened for ongoing oil production. Negotiations for sale of gas associated with oil production are underway. The gas can be linked in to the nearby Kaimiro production station via the now under-utilized Ngatoro-3 gas pipeline. The Company considers that full development of the Goldie oil pool requires the drilling of the Goldie-2 well to test the southern extension of the feature. Thereafter, a water flood project, as successfully initiated in the adjacent oil field, will be considered as a means of improving recovery of oil from the Goldie reservoir. Further site optimizations are planned to reduce operating costs.

               CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639 Web site: http://www.indopacific.com
                                             --------------------------
               Email: ir@indopacific.com
                      ------------------

Item 6.        Reliance on Section 85(2) of the Act
               ------------------------------------

               N/A

Item 7.        Omitted Information
               -------------------

               None

Item 8.        Senior Officers
               ---------------

               David Bennett, President and Chief Executive Officer

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Page 3

Item 9.        Statement of Senior Officer
               ---------------------------

               The foregoing accurately discloses the material change referred to herein.




May 28, 2002   /s/ David Bennett
              ----------------------------------------------------
              David Bennett, President/Chief Executive Officer

              Place of Declaration: Wellington, New Zealand
             -----------------------------------------------------

    Indo-Pacific Energy Ltd Announces New Zealand Drilling Activities Update.

Wellington, New Zealand - May 28, 2002-- /PRNewswire/-- Indo-Pacific Energy Ltd. (INDOF) advises that the Waingaromia-2 well in permit PEP 38330, East Coast Basin, has now reached its TD of 1647 feet (502m). Despite evidence for presence of gas over an extended interval in the well, with both gas and oil shows associated with fractures, there is no producible sandstone reservoir, and the steep dips indicate the well is not on structure. This well is, therefore, being plugged and abandoned. Future work in this permit area is yet to be decided, but will probably concentrate on the eastern area of the permit, where there is better evidence for reservoir development.

The Huinga-1B well in onshore Taranaki permit is drilling ahead in 8 " hole at a depth of 13460 feet. The well has yet to penetrate the basement overthrust block, in which some oil and gas shows associated with fractures have been observed at various levels.

The Goldie-1 well has now been reopened for ongoing oil production. Negotiations for sale of gas associated with oil production are underway. The gas can be linked in to the nearby Kaimiro production station via the now under-utilized Ngatoro-3 gas pipeline. The Company considers that full development of the Goldie oil pool requires the drilling of the Goldie-2 well to test the southern extension of the feature. Thereafter, a water flood project, as successfully initiated in the adjacent oil field, will be considered as a means of improving recovery of oil from the Goldie reservoir. Further site optimizations are planned to reduce operating costs.


CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639 Web site: http://www.indopacific.com Email: ir@indopacific.com
          --------------------------        ------------------

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

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